June 13, 2008
Mr. Terence O’Brien
Accounting Branch Chief
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Rohm and Haas Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Definitive Proxy Statement
Filed March 19, 2008
File No. 001-03507
Dear Mr. O’Brien:
     We have received your letter dated May 30, 2008 and respond as follows:
Item 9A. Controls and Procedures, page 113
1. We note your statement in your “Changes in Internal Controls Over Financial Reporting” disclosure that “no significant issues were noted” in regard to the redesign of your European operations financial reporting structure. You do not, however, directly address whether there have been any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please provide such disclosure. Please see Item 308(c) of Regulation S-K.
Response to Comment 1: In the future, we will affirmatively state whether noted changes in our internal controls over financial reporting that occurred during our last fiscal quarter have materially affected, or are reasonably likely to materially affect, our Internal Controls Over Financial Reporting.
Item 10. Directors and Executive Officers of the Registrant, page 114
2. We note that Part III of your annual report on Form 10-K contains information about your executive officers required by Item 401(b) of Regulation S-K. We further note that you have not included such information in your proxy statement for your 2008 annual meeting of stockholders. Pursuant to Item 7 of Schedule 14A, your proxy statement issued in connection with your annual meeting of stockholders must include the information required by Item 401(b). However, pursuant to Instruction 3 to Item 401(b), you may exclude such information from your proxy statement if such information appears in a separate item captioned “Executive officers of the registrant” and included in Part I of your annual report on Form 10-K. In future filings, if you wish to exclude information about your executive officers from your proxy statement in reliance on Instruction 3 to Item 401(b), please include such information in an appropriately captioned section of Part I of your annual report on Form 10-K.
Response to Comment 2: In the future, we will include the information required by Item 401(b) of Regulation S-K in Part I, not Part III, of our annual report on Form 10-K.
Signatures, page 121
3. We note that you have not included the registrant’s name in the signature block for the registrant’s execution of the annual report on Form 10-K. In future filings, when the registrant is required to sign the filing, please include the full legal name of the registrant immediately above the signature line and name and title of the corporate officer who is signing the filing on behalf of the registrant. Please see the signature page section of Form 10-K.
We note that neither your principal financial officer nor your principal accounting officer appear to have signed the annual report on Form 10-K in such capacities. Your annual report on Form 10-K must be signed by the registrant, and on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form
10-K. In future filings please ensure that your filings are properly executed.
Response to Comment 3: In the future, we will have our filings properly executed.
Proxy Statement for 2008 Annual Meeting of Stockholders
Rohm and Haas Stock Ownership, page 36
4. We note that in the beneficial ownership table you have aggregated the stock holdings for John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas and two income trusts. You have also aggregated the holdings for four charitable income trusts. If any of these individuals or trusts are acting together as a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in future filings please indicate via a footnote or other appropriate means that they are acting as a group. Otherwise, the beneficial ownership table should provide information about each beneficial owner of more than five percent of any class of your voting securities on an individual rather than an aggregated basis. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. This disclosure may be made via a footnote or other appropriate means. Please prepare future filings containing beneficial ownership disclosure accordingly. Please see Item 403 of Regulation S-K.
Response to Comment 4: There is no “group.” We have discussed our presentation with Dieter King, Staff Attorney, and we duly note your observations.
Independent Registered Public Accounting Firm, page 39
Pre-Approval of the Provision of Audit and Permitted Non-Audit Services, page 39
5. We note your statement that your audit committee has policies and procedures for the pre-approval of the performance of all services by your independent registered public accounting firm. In future filings, please disclose the audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. Please see Item 9(e) of Schedule 14A.
Response to Comment 5: In future filings, we will disclose the audit committee’s pre-approval policies and procedures.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at 215-592-3475 with any questions.

Sincerely, Gail P. Granoff Chief Compliance and Governance Officer

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